Exhibit 99.1

AB Volvo

Press information October 24, 2007

Volvo Group – nine months ended September 30, 2007

•	Net sales increased by 13% to SEK 68.4 billion (60.5) in the third quarter
Adjusted for changes in exchange rates and acquired and divested units, net sales decreased by 1%

•	Operating income rose 54% to SEK 5,010 M (3,260)* in the third quarter

•	Income for the period decreased by 20% to SEK 3,149 M (3,939)* in the third quarter

•	Diluted earnings per share amounted to SEK 1.54 (1.94)* in the third quarter

•	The Industrial Operation’s operating cash flow was negative in an amount of SEK 0.4 billion (neg. 0.4 billion) in the third quarter

Volvo Group	Third quarter			First nine months
	2007	2006	*	2007	2006	*	Change
Net sales Volvo Group	68,367	60,479		200,849	191,208		5%
Operating income Volvo Group	5,010	3,260		16,457	15,229		8%
Operating income Industrial operations	4,555	2,834		15,186	13,915		9%
Operating income Customer Finance	454	426		1,270	1,314		(3%)
Operating margin Volvo Group	7.3	5.4		8.2	8.0		3%
Income after financial items	4,571	3,144		15,948	15,073		6%
Income for the period	3,149	3,939		10,935	12,617		(13%)
Diluted earnings per share, SEK	1.54	1.94		5.37	6.21		(14%)
Return on shareholders' equity, %				17.3	19.3
* The third quarter of 2006 included a reversal of a valuation reserve for deferred taxes and an adjustment of goodwill. As an effect, operating income during the third quarter of 2006 was negatively affected in an amount of SEK 1,712 M while income taxes decreased by SEK 2,048 M. The total effect on income for the period was positive in an amount of SEK 336 M.

Aktiebolaget Volvo (publ) 556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson	+46 31 66 13 34
SE-405 08 Göteborg, Sweden		Patrik Stenberg	+46 31 66 13 36
Tel +46 31 66 00 00 Fax +46 31 53 72 96		John Hartwell	+1 212 418 7432

www.volvo.com

CEO’s comments – strong development in Europe and Asia

During the third quarter, we experienced continued split development in our markets. Demand remained strong for the Volvo Group’s products and services in most of our markets in Europe, Asia and South America, while demand continued to be weak in North America.

A global Group with good geographic balance

Sales in Asia increased through the contributions from the acquired companies Nissan Diesel, Lingong and Ingersoll Rand’s road development operations, combined with increased demand in most markets. Asia has developed into our second largest market. We currently have a significantly better balance in our geographic presence than previously. More than 40 percent of our sales were generated in markets outside Western Europe and North America, which have traditionally been our home markets. Our operations are now based on a strong global foundation, where growth in Eastern Europe and Asia are offsetting the much weaker trend in North America.
   Third quarter sales were slightly more than SEK 68 billion, a 13% increase compared with the preceding year, while operating profit of SEK 5,010 M was in line with underlying earnings during the third quarter last year.

Investments in Europe

Demand is currently very strong in Europe. In many areas of the Group, production has reached peak capacity, resulting in a shortage of components, substantial overtime for our employees and increased production costs. During 2008 and 2009 we will successively invest in increased production capacity and we expect that our suppliers will do what is required to ensure their ability to increase deliveries. Investments are being made primarily in Europe since this industrial system supplies large portions of the world with products. In pace with these investments being realized, we can improve productivity and meet the increased demand. It is of strategic importance to be involved and build solid relations with customers in the rapidly expanding markets in Eastern Europe and Asia. Parallel with investments in our industrial systems, we are also rapidly expanding our dealer and service networks to be able to provide efficient service to the growing number of customers who are investing in our products. With a dealer and service network in place, we will also benefit from a growing aftermarket business.
   In North America, the truck market remained weak, while at the same time demand for the Group’s other products was subdued. Within the North American truck operations, many people have been working hard to resolve the interruptions we experienced in manufacturing following the production changeovers earlier this year. We now see that production is flowing increasingly more smoothly. In North America, a previous agreement between Mack Trucks and the United Auto Workers (UAW) union expired on October 1. The contract has been extended until October 31, with negotiations currently ongoing with the UAW.

Continued increased profitability in Customer Finance but operating loss for Buses

Construction equipment has a strong product portfolio and is continuing to grow at a rapid pace. Sales rose 37% during the quarter. Profitability did not quite keep pace, but was negatively impacted by a labor conflict in South Korea and cost increases resulting from a production rate exceeding peak capacity.
   Buses reported a loss during the third quarter. A reduction in deliveries resulting from production disruptions related to the introduction of EU4 engines and increased losses in Mexico adversely affected earnings. Buses has been experiencing problems for some time and strong measures will be required to reverse that trend and return profitability to satisfactory levels.
   Volvo Penta reported an operating margin of 9.6%, slightly lower than the preceding year. Volvo Penta’s marine engines continued to capture market share in a market that has weakened slightly. The market for industrial engines is strong, and Volvo Penta has advanced its positions with a renewed product range.
   Volvo Aero experienced a breakthrough with its lightweight technology for aircraft engine components and increased operating margins thanks to continued strong profitability for components and an improved aftermarket business.
   Combined with our expanded offering of services, accessories and spare parts, customer financing operations at Volvo Financial Services are an important component in our efforts to intensify cooperation with customers. Volvo Financial Services continues to develop well, with favorable growth and profitability.

Moving toward 2008, we are preparing ourselves for continued strong demand in Europe, with a truck market that is projected to increase by 5-10%. In North America, we expect that the demand for trucks will pick up gradually during 2008.

Leif Johansson
President and CEO

Important events

Volvo Trucks invests billions in its Umeå cab plant

Volvo Trucks is investing almost SEK 1.1 billion in its cab factory in Umeå. The investment covers new production equipment as well as measures designed to increase capacity and flexibility in the production plant.
The current two assembly lines will be replaced by a flexible new system where different cab models can be built on the same line. The degree of automation and flexibility will thus increase. The change has a positive impact on capacity as well as on the effectiveness and will be implemented successively throughout the factory without necessitating any production standstills.

Volvo delivers the first US10-compliant trucks to customer for field testing

Volvo Trucks North America has delivered five Volvo trucks that meet the stringent US10 truck emission standards to customer for field testing. The US10 standard becomes effective in 2010 and the trucks now delivered are equipped with the EGR (Exhaust Gas Recirculation) and SCR (Selective Catalytic Reduction) emission-control systems. The VN model trucks have been delivered to a customer, which will now field test the SCR technology that is common in Europe. To date, the emission requirements in North America were met by applying EGR technology and particulate filters. The trucks now being delivered are also equipped with SCR.

Volvo displays carbon-dioxide-neutral trucks

The Volvo Group is the first vehicle manufacturer to produce seven demonstration trucks that can all be driven without emitting any environmentally harmful carbon dioxide. These trucks were exhibited for the first time in August and are equipped with diesel engines that have been modified to operate on seven different types of renewable liquid and gaseous fuels. The seven Volvo FM trucks are equipped with Volvo’s own 9-liter engines that have been specially modified to illustrate the possibilities of carbon-dioxide-neutral transport. The seven trucks can be operated on the same number of different renewable fuels and/or combinations of fuels: biodiesel, biogas combined with biodiesel, ethanol/methanol, DME, synthetic diesel and hydrogen gas combined with biogas. Since all of these fuels are produced from renewable raw materials, they provide no carbon-dioxide contributions to the ecosystem when combusted and, accordingly, do not impact the environment.

Volvo’s plant in Ghent first in the world with carbon-dioxide-neutral vehicle production

The Volvo Group in September presented the first vehicle plant in the world that is completely carbon dioxide (CO2) neutral, Volvo Trucks’ plant in Ghent, Belgium. The Volvo Group’s efforts pertaining to CO2-neutral plants are fully in line with EU’s goal for reducing carbon-dioxide emissions by 20% in Europe by 2020. The Volvo Group’s ambition is to make all its plants CO2-neutral. Already in 2005, the Volvo Group decided to transform the Volvo Trucks plant in Tuve, Sweden into a CO2-neutral vehicle plant and work is currently in progress on the completion of the local planning and an application for environmental permits has been prepared. For Ghent, investments in wind power and biofuel will provide the plant with electricity and heat that does not add any carbon dioxide to the atmosphere.

Important events reported earlier

•	Volvo completes purchase of Nissan Diesel
•	Volvo finalizes acquisition of Ingersoll Rand’s road development equipment division
•	Decisions on several major investments
•	Annual General Meeting of AB Volvo
•	Volvo divesting interest in Petro Stopping Centers
•	Volvo is applying for delisting from the NASDAQ stock exchange
•	Volvo decides on investments in production of engines and gearboxes
•	Renault Trucks concludes truck-production agreement with Turkish company Karsan
•	Volvo raises new financing

For further information regarding previously reported important events, please refer to Volvo Group’s report on the first three months of 2007. Detailed information is also available at www.volvo.com

Financial summary of the third quarter

Income Statement Volvo Group	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Net sales Volvo Group	68,367	60,479	13%	200,849	191,208	5%
Operating Income Volvo Group	5,010	3,260	54%	16,457	15,229	8%
Operating income Industrial operations	4,555	2,834	61%	15,186	13,915	9%
Operating income Customer Finance	454	426	7%	1,270	1,314	(3%)
Interest income and similar credits	206	149	38%	695	472	47%
Interest expense and similar credits	-325	-81	299%	(805)	(453)	78%
Other financial income and costs	-320	-184	74%	(399)	(175)	-
Income after financial items	4,571	3,144	45%	15,948	15,073	6%
Taxes	-1,421	795	(279%)	(5,013)	(2,456)	104%
Income for the period	3,149	3,939	(20%)	10,935	12,617	(13%)

Net sales

The Volvo Group’s net sales increased by 13% to SEK 68,367 M during the third quarter of 2007, compared with SEK 60,479 M the corresponding quarter a year earlier. Adjusted for changes in currency exchange rates and acquired and divested units, sales declined by 1%.

Operating income

The Volvo Group’s operating income rose by 54% to SEK 5,010 M in the third quarter (3,260). In the third quarter of 2006 operating income was negatively affected by SEK 1,712 M from an adjustment of goodwill reported in the Industrial Operations. During the third quarter of 2007, operating income was negatively affected by purchase price allocation adjustments (PPA) amounting to SEK 206 M.
   The Industrial Operations’ operating income rose by 61% to SEK 4,555 M, compared to SEK 2,834 M in the preceding year. Operating income of the Volvo Group’s Customer Finance increased by 7% to SEK 454M (426). For detailed information on the development, see separate sections below.

Net financial items

Net interest expense in the third quarter was SEK 119 M, compared with an expense of SEK 68 M for the corresponding period in the preceding year. The increased interest expense is primarily attributable to increased debt as a result of acquisitions, share dividend and share buy-backs. Higher short-term interest rates in Sweden, where the Group’s liquid funds are invested, and lower costs for post-employment benefits, owing to the transfers to pension foundations carried out in the preceding year, had a positive effect on net interest expense. During the quarter, market valuation of derivatives used for the customer financing portfolio had a negative effect on Other financial income and expenses in an amount of SEK 269 M. The negative impact is due to lower US long-term interest rates. In the preceding year the effect was negative in an amount of SEK 193 M.

Income taxes

The tax expense in the third quarter regarding both current and deferred tax amounted to SEK 1,421 M. The tax rate during the quarter was 31%. The tax expense in the third quarter of 2006 decreased by SEK 2,048 M after a reversal of a valuation reserve for deferred taxes in Mack Trucks. In total a tax income of SEK 795 M was reported in the preceding year. Excluding the reversal the tax expense regarding both current and deferred tax amounted to SEK 1,253 M and the tax rate was 26% in the third quarter of 2006.

Income for the period and earnings per share

Income for the period amounted to SEK 3,149 M (3,939) in the third quarter of 2007. Income decreased as a result of higher interest expenses and the negative impact from market valuation of derivatives as described above. Income for the period in the preceding year included a positive impact of SEK 336 M from a reversal of a valuation reserve for deferred taxes and an adjustment of goodwill. Earnings per share before dilution amounted to SEK 1.54 (1.94). Assuming that the incentive program is fully exercised, earnings per share after full dilution was SEK 1.54 (1.94).

Volvo Group’s Industrial Operations – Asia the second largest market

Net sales for the Volvo Group’s Industrial Operations increased by 15% to SEK 66,253 M (57,627). Adjusted for changes in currency exchange rates and acquired and divested units, net sales declined by 1%.
   Nissan Diesel contributed net sales of SEK 7,800 M during the quarter and Ingersoll Rand’s road development equipment contributed SEK 1,147 M.
  In Europe the positive development continued with an especially strong growth in Eastern Europe. On the Volvo Group’s second largest market, Asia, sales more than tripled as an effect of the acquisitions of Nissan Diesel, Lingong and Ingersoll Rand’s road development division. In North America net sales during the third quarter continued to be low primarily as a consequence of, decreased truck sales.

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Western Europe	27,168	25,580	6%	88,227	84,730	4%
Eastern Europe	5,981	3,364	78%	18,200	10,870	67%
North America	11,600	17,902	(35%)	36,037	56,131	(36%)
South America	3,794	3,341	14%	10,493	9,244	14%
Asia	14,725	4,388	236%	30,869	13,935	122%
Other markets	2,985	3,052	(2%)	10,623	8,823	20%
Total Industrial operations	66,253	57,627	15%	194,449	183,733	6%

Trucks’ net sales increased by 14% to SEK 45,350 M (39,747), Construction Equipment’s rose by 32% to SEK 12,963 M (9,807), and Volvo Penta’s by 10% to SEK 2,703 M (2,449). On the other hand, net sales in Buses declined by 5% to SEK 3,588 M (3,777) and in Volvo Aero by 5% to SEK 1,847 M (1,950).

Income Statement Industrial operations	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Net sales	66,253	57,627	15%	194,449	183,733	6%
Cost of sales	(51,379)	(44,684)	15%	(150,260)	(141,546)	6%
Gross income	14,874	12,943	15%	44,189	42,187	5%
Gross margin	22.5	22.5		22.7	23.0	-
Research and development expenses	(2,603)	(1,989)	31%	(7,616)	(5,974)	27%
Selling expenses	(6,206)	(4,830)	28%	(16,971)	(14,829)	14%
Administrative expenses	(1,649)	(1,460)	13%	(5,176)	(4,718)	10%
Other operating income and expenses	82	(1,817)	-	257	(2,913)	-
Income from investments in associated companies	27	(10)	-	425	34	-
Income from other investments	30	(3)	-	78	128	(39%)
Operating income	4,555	2,834	61%	15,186	13,915	9%
Operating margin	6.9	4.9	-	7.8	7.6	-

Operating income on the same level as underlying income in the preceding year

In the third quarter of 2007, operating income for the Volvo Group’s Industrial Operations amounted to SEK 4,555 M, which was 61% higher than the third quarter of 2006. The operating margin for the Industrial Operations amounted to 6.9% (4.9). During the third quarter of 2006 operating income was negatively affected by SEK 1,712 M from an adjustment of goodwill in Mack Trucks. Excluding the adjustment, the operating margin in the third quarter of 2006 amounted to 7.9%.
   Demand for the Group’s products was very good in Europe, South America and large parts of Asia, which in combination with very competitive products resulted in a continued favorable price realization. An advantageous product and market mix, with increased sales in Europe, made a positive contribution to the Group’s earnings, and at the same time the Volvo Group’s dealer operations and the products and services in aftermarket business continue to show increased profitability.

   In North America the operating income was affected by continued low demand and low deliveries of trucks as a consequence of disruptions in the production in conjunction with the introduction of a new generation of trucks and changeovers in the industrial system.
   Nissan Diesel’s operations generated a contribution to operating income amounting to SEK 511 M, excluding negative effects from purchase price allocation (PPA) adjustments amounting to SEK 161 M attributable to amortization of intangible and tangible assets.
   Ingersoll Rand road development equipment operations generated a contribution to operating income amounting to SEK 130 M, excluding negative effects from PPA adjustments amounting to SEK 45 M, whereof SEK 24 M is attributable to amortization of intangible and tangible assets and SEK 21 M is attributable to revaluation of inventories.
   Volvo Construction Equipment was negatively impacted in an amount of SEK 100 M from a labor market dispute in South Korea.
   Research and development costs amounted to SEK 2,603 M (1,989). Compared with the preceding year, costs rose by SEK 65 M as a result of reduced capitalization of costs and increased amortization on previously capitalized costs.
   The increase in selling and administrative expenses is primarily an effect of the acquired companies.
   The improvement in Other operating income and expenses is a consequence of an adjustment of goodwill having a negative impact of SEK 1,712 M in the third quarter of 2006.
   The combined effect of changed exchange rates, particularly for the USD, had an adverse effect on operating income of approximately SEK 700 M in the third quarter of 2007, compared with the same period in 2006.

Negative operating cash flow in industrial operations

In the third quarter of 2007, operating cash flow amounted to a negative SEK 0.4 billion (neg. 0.4), as a consequence of working capital increasing by SEK 4.4 billion during the quarter. Financial items and income taxes paid had a negative impact on cash flow amounting to SEK 1.2 billion during the quarter, primarily relating to income tax payments.

Volvo Group’s Customer Finance – continued improvement

Total new financing volume in the third quarter of 2007 amounted to SEK 9.8 billion (7.8). In total, 10,727 units (9,087) were financed during the quarter. In the markets where financing is offered, the average penetration rate in the third quarter was 27% (20).
  At September 30, 2007 total assets in Customer Finance amounted to SEK 85 billion (81). Adjusted for currency exchange-rate movements, the credit portfolio grew by 9.2% (6.7).
 Operating income in the third quarter amounted to SEK 454 M (426). Return on shareholders’ equity for the rolling 12 months was 14.1% (13.5). The equity ratio at the end of the third quarter was 8.5% (10.7).
 Write-offs in the third quarter amounted to SEK 36 M (51). The annualized write-off ratio through September 30, 2007, was 0.27% (0.31). On September 30, 2007, the total credit reserves were 1.75% of the credit portfolio (2.02).

Income Statement Customer Finance	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Finance and lease income	2 034	2 321	(12%)	5 733	5 841	(2%)
Finance and lease expenses	(1228)	(1533)	(20%)	(3368)	(3482)	(3%)
Gross income	807	788	2%	2 366	2 360	0%
Selling and administrative expenses	(360)	(320)	12%	(1074)	(937)	15%
Credit provision expenses	(5)	(35)	(89%)	(69)	(91)	(24%)
Other operating income and expenses	13	(8)	-	48	(18)	-
Operating income	454	426	7%	1 270	1 314	(3%)
Income taxes	(132)	(155)	(15%)	(436)	(442)	(1%)
Income for the period	323	271	19%	835	872	(4%)
Return on Equity, 12 month moving values				14,1%	13,5%	-

Controlled growth strategy

During the quarter, Volvo Financial Services continued to make progress on its profitable growth strategy focused in three main areas: organic growth, geographic growth and growth through Volvo Group acquisitions.
   As a result of our closer integration with our sister Business Areas, overall penetration increased to 27%, as compared to 20% in the same period last year. These improvements are most evident in North America, where the overall penetration improved from 14% in the third quarter of 2006 to 29% in the current quarter. In the markets outside North America and Western Europe the penetration rate increased from 38% last year to 46% in the current quarter.
   Volvo Group acquisitions give VFS the opportunity to grow in a number of markets. During the quarter, VFS commenced retail financing activities in North America for end customers of the Volvo Road Machinery division.
   The current volatility in the financial markets and the downturn in the US housing market have caused VFS to increase its level of diligence in monitoring the portfolios that has been established throughout the organization. At this point, write-offs, delinquencies, inventories and repossessions remain at low levels.

Volvo Group financial position

The Volvo Group’s Industrial Operations net financial debt amounted to SEK 16.4 billion at the end of the third quarter 2007, an increase by 0.3 billion compared to the second quarter. Compared to year-end 2006, the Industrial Operations net financial debt have increased by SEK 39.5 billion as a consequence of the acquisitions and the transfer of capital made during 2007.
   During the third quarter the Volvo Group’s total assets decreased by SEK 12.7 billion. The major part of this change is due to repayment of loans. Further, inventory decreased by SEK 1.4 billion and accounts receivable by SEK 1.2 billion.
   The Volvo Group’s total assets amounted to SEK 302.8 billion at September 30, 2007, an increase of 44.4 billion since year-end 2006. Assets increased mainly as a result of higher levels of inventory and increased intangible and tangible assets due to the acquisitions made during 2007. Changed currency exchange rates decreased assets by SEK 4.3 billion. Shares and participations amounted to 2.4 billion at September 30, 2007, a decrease from year-end 2006 with 4.5 billion as a result of the reclassification of Nissan Diesel from associated company to Group Company.
   The customer financing receivables amounted to SEK 70.3 billion at September 30, 2007, an increase by 5.6 billion since year-end 2006.
   Shareholder’s equity at September 30, 2007, amounted to 78.7 billion.
   Sales to associated companies amounted to SEK 571 M and purchasing from associated companies amounted to SEK 67 M during the first nine months of 2007. On September 30, 2007, receivables from associated companies amounted to SEK  174 M and liabilities to associated companies to SEK 12 M. Sales to Renault SA amounted to SEK 122 M and purchasing from Renault SA to SEK 1,879 M during the first nine months of 2007. Receivables from Renault SA amounted to SEK 70 M and liabilities to Renault SA to SEK 763 M, at September 30, 2007.

Number of employees

On September 30, 2007, the Volvo Group had 99,487 employees, compared with 83,187 at year-end 2006. The increase is mainly related to acquired companies.

Business area overview

Net sales	Third quarter				First nine months		12 month	Jan-Dec
SEK M	2007	2006	Change	Change1)	2007	2006	rolling values	2006
Trucks	45,350	39,747	14%	(7%)	130,879	126,242	175,902	171,265
Construction Equipment	12,963	9,807	32%	22%	38,110	30,961	49,281	42,131
Buses	3,588	3,777	(5%)	(3%)	11,435	12,685	16,021	17,271
Volvo Penta	2,703	2,449	10%	12%	8,860	8,162	11,472	10,774
Volvo Aero	1,847	1,950	(5%)	7%	5,654	6,107	7,779	8,233
Eliminations and other	(197)	(103)	-	-	(490)	(425)	(719)	(654)
Industrial operations	66,253	57,627	15%	(1%)	194,449	183,733	259,736	249,020
Customer Finance	2,034	2,320	(12%)	-	5,733	5,841	7,540	7,648
Reclassifications and eliminations	80	532	-	-	666	1,634	1,199	2,167
Volvo Group	68,367	60,480	13%	-	200,849	191,208	268,475	258,835
1) Adjusted for exchange rates and acquired and divested units.

Operating income	Third quarter			First nine months		12 month	Jan-Dec
SEK M	2007	2006	Change	2007	2006	rolling values	2006
Trucks 1)	3,507	3,470	1%	11,049	11,253	14,624	14,828
Construction Equipment	839	872	(4%)	3,183	3,025	4,230	4,072
Buses	(73)	162	(145%)	138	534	349	745
Volvo Penta	258	257	0%	996	879	1,222	1,105
Volvo Aero	148	143	3%	333	505	187	359
Group headquarter functions and other	(124)	(358)	-	(513)	(569)	(628)	(684)
Industrial operations 1)	4,555	4,546	0%	15,186	15,628	19,984	20,425
Goodwill adjustment	-	(1,712)	-	-	(1,712)	0	(1,712)
Industrial operations	4,555	2,834	61%	15,186	13,915	19,984	18,713
Customer Finance	454	426	7%	1,270	1,314	1,643	1,686
Volvo Group	5,010	3,260	54%	16,457	15,229	21,627	20,399
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Operating margin	Third quarter		First nine months		12 month	Jan-Dec
%	2007	2006	2007	2006	rolling values	2006
Trucks 1)	7.7	8.7	8.4	8.9	8.3	8.7
Construction Equipment	6.5	8.9	8.4	9.8	8.6	9.7
Buses	(2.0)	4.3	1.2	4.2	2.2	4.3
Volvo Penta	9.6	10.5	11.2	10.8	10.6	10.3
Volvo Aero	8.0	7.4	5.9	8.3	2.4	4.4
Industrial operations 1)	6.9	7.9	7.8	8.5	7.7	8.2
Industrial operations	6.9	4.9	7.8	7.6	7.7	7.5
Volvo Group	7.3	5.4	8.2	8.0	8.1	7.9
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Overview of Industrial Operations

Trucks – invests to meet increased demand in Europe

•	Continued strong demand in Europe – order bookings up 90%
•	Demand in North America continued to be weak
•	Customer field testing of US10-engines started

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Europe	23,363	20,535	14%	76,338	68,349	12%
North America	6,188	12,499	(50%)	19,289	38,508	(50%)
South America	2,733	2,471	11%	7,792	6,678	17%
Asia	11,131	2,035	447%	19,739	6,145	221%
Other markets	1,935	2,207	(12%)	7,721	6,562	18%
Total	45,350	39,747	14%	130,879	126,242	4%

Continued strong global truck market

Demand is on very high levels on most of the world’s larger truck markets, with the exception of North America and Japan. The European market continues to develop strongly, and as of August the total number of registrations in the EU and Norway and Switzerland increased by 9% to 215,842 heavy trucks (197 438). The development was especially strong in Eastern Europe where the rapid economic growth and an increased transport need spur demand for heavy trucks.
      The total market for heavy trucks (Class 8) in North America declined during the first nine months of the year by 37% to 161,300 trucks, compared with 257,300 trucks the first nine months of 2006. The decrease is a consequence of customers choosing to buy new trucks ahead of the new emission standards, which came into effect on January 1, 2007, and of lower freight volumes during 2007.
   In Brazil the market as of September grew by 40% to 41,224 heavy trucks (29,414). In Asia the positive development continues on most markets. As of August the market for trucks over 14 tons grew by 71% to 338,490 trucks (197,377). In India the market was up 2% to 127,715 trucks (125,128). As of August, the total Japanese market for heavy trucks amounted to 28,885 vehicles (32,004), which was a 10% decrease.
   The European economy continues to be strong, which leads to an increased need for transport in most markets while at the same time transport flows between Western and Eastern Europe continues to increase. The largest increase in demand is noted in Eastern Europe where the Volvo Group holds a very strong market position. The total European market (EU29) is currently limited by the production capacity of the industry and is expected to reach approximately 340,000 new trucks during 2007, compared with the previous assessment of 330,000 trucks. For 2008, demand in Europe is expected to remain favorable with a truck market that is expected to grow by 5-10%.
   Demand in North America is as expected low, as a consequence of pre-buys during 2006, lower freight volumes and dealers still having stocks of trucks equipped with US’04-engines. The market development is difficult to predict, but the total market is expected to reach 200,000-220,000 heavy trucks during 2007, which is unchanged from the second quarter of 2007. In North America, demand for trucks is expected to pick up gradually during 2008.

Strong increase in order bookings during the third quarter

Order bookings per market	Third quarter			First nine months
Number of trucks	2007	2006	Change	2007	2006	Change
Europe	41,970	22,059	90%	133,584	96,151	39%
North America	7,195	6,751	7%	16,374	38,070	(57%)
South America	3,329	2,710	23%	11,907	8,655	38%
Asia	3,181	3,033	5%	11,268	10,649	6%
Other markets	2,349	3,297	(29%)	7,864	8,787	(11%)
Total	58,024	37,850	53%	180,997	162,312	12%
Nissan Diesel 1)	13,548	-	-	25,582	-	-
Total	71,572	37,850	89%	206,579	162,312	27%
1) Nissan Diesel was not part of the Volvo Group during 2006. Nissan Diesel’s order bookings amounted to 18,530 trucks during the third quarter of 2006 and to 35,889 trucks during the second and third quarter of 2006.

During the third quarter, the truck operation’s order bookings increased by 89% to 71,572 trucks (37,850). Excluding Nissan Diesel, order bookings increased by 53%. Order bookings in Europe almost doubled with exceptionally strong development in Eastern Europe, where order bookings rose by almost 200%. The high level of order bookings in Europe reflects the combined effects of the continued strength of the market, very competitive product programs and strong sales- and distribution channels.
   Even though order bookings in North America rose in comparison to 2006, they were as expected on a continued low level. Customers haven’t to any larger extent started to order trucks with the new engines complying with the US’07 emission standards.
   Nissan Diesel’s order bookings declined by 27% as a consequence of fewer orders of light trucks from Nissan Motors. Excluding the Nissan Motors business, order bookings declined by 5%.

Increased deliveries

Deliveries per market 1)	Third quarter			First nine months
Number of trucks	2007	2006	Change	2007	2006	Change
Europe	26,391	23,316	13%	88,330	84,059	5%
North America	7,494	17,248	(57%)	22,058	52,827	(58%)
South America	3,854	3,295	17%	10,445	8,783	19%
Asia	14,160	2,431	482%	25,819	8,227	214%
Other markets	5,252	2,304	128%	13,179	7,246	82%
Total	57,151	48,594	18%	159,831	161,142	(1%)
1) Nissan Diesel is included in the deliveries during the second and third quarter of 2007, but not in the figures for 2006.

The delivery pace of the truck operations remained high during the third quarter on all markets but North America. Capacity utilization in the plants was in general very high. In total, 57,151 trucks were delivered during the quarter, compared with 48,594 trucks in the same period of the preceding year. The large increases in Asia and Other markets is mainly an effect of Nissan Diesel being included in the deliveries for the third quarter of 2007. Excluding Nissan Diesel, deliveries in Asia were up by 7% and by 24% in Other markets.
   During the third quarter Nissan Diesel’s total deliveries declined to 14,727 trucks compared with 19,311 trucks the same period in the preceding year. The lower deliveries are mainly an effect of lower sales of light trucks to Nissan Motors and of lower market demand in Japan as a consequence of extensive pre-buys ahead of new emission standards, which took effect in September 2007.

Good profitability in Europe

During the third quarter, the truck operation’s net sales amounted to SEK 45,350 M, which was an increase of 14% compared with SEK 39,747 during the same quarter in 2006. Nissan Diesel contributed with SEK 7,845 M to net sales. Adjusted for changes in exchange rates and Nissan Diesel, net sales declined by 7%. The lower net sales are attributable to the sharp decline in deliveries in North America.
   Operating income rose by 1% to SEK 3,507 M (during the third quarter of 2006 the operating income was SEK
3 470 M excluding an adjustment of goodwill in Mack Trucks that had a negative impact of SEK 1,712 M). Operating margin amounted to 7.7% (8.7). The favorable demand and competitive products contributed to favorable price realization in Europe, South America and large parts of Asia. Increased deliveries in Europe and an advantageous product and market mix also contributed to the higher earnings as did the increased profitability in the dealer network and the aftermarket business. The high capacity utilization in the industrial systems of both Renault Trucks and Volvo Trucks in Europe has strained the supplier base and from time to time there are delivery disruptions that affect productivity. In North America operating income was negatively affected by continued low demand and low delivery rates as an effect of disruptions in conjunction with the transition to a new generation of engines and changeovers in the production. These disruptions have by and large been resolved and production at Volvo Trucks is scheduled to increase during the fourth quarter to reduce lead times.
   Nissan Diesel’s operations contributed SEK 511 M to operating income during the seasonally strong third quarter, excluding negative effects from purchase price allocation adjustments (PPA) amounting to a total of SEK 161 M attributable to amortization of intangible and tangible assets. Nissan Diesel had an operating margin of 6.6% before PPA adjustments.

New engines that meet the more stringent future environmental demands

In July, Renault Trucks concluded a cooperation agreement with the Turkish independent auto manufacturer Karsan concerning production of trucks for the growing markets in Turkey and neighboring countries. Karsan will produce Renault Premium Route, Renault Premium Lander and Renault Kerax in its plant in Bursa. The vehicles will be distributed via Renault Trucks’ dealer network in Turkey and neighboring countries. The plant will have the capacity to produce approximately 5,000 vehicles annually on behalf of Renault Trucks.

   In North America Volvo trucks has delivered five Volvo trucks that meet the very stringent US’10 truck emission standards to a customer for field testing. The US’10 standard becomes effective in 2010 and the trucks now delivered are equipped with the EGR and SCR emission-control systems.
   In August, The Volvo Group exhibited seven demonstration trucks that can all be driven carbon dioxide-neutrally. The trucks are equipped with diesel engines that have been modified to operate on seven different renewable liquid and gaseous fuels.
   Volvo Trucks has decided to invest almost SEK 1.1 billion in its cab factory in Umeå. The investment covers new production equipment as well as measures designed to increase capacity and flexibility in the production plant. In October, ground was broken for a new assembly plant for both Volvo Trucks and Renault Trucks in Kaluga south of Moscow. Production is expected to begin during 2009. Together with previously decided investments in among others the engine manufacturing, the capacity of the truck operations will be increased primarily in Europe, in order to take advantage of the good demand and the growth opportunities present in many markets.

Construction Equipment – continued strong sales

•	Total world market up 8%
•	Sales up 32%
•	Operating income affected by labor market dispute in South Korea

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Europe	5,976	4,693	27%	17,468	14,641	19%
North America	2,912	2,690	8%	8,748	9,078	(4%)
South America	588	387	52%	1,471	988	49%
Asia	2,745	1,513	81%	8,398	4,907	71%
Other markets	742	524	42%	2,025	1,347	50%
Total	12,963	9,807	32%	38,110	30,961	23%

Good momentum in most markets

The total world market for heavy and compact construction equipment in the areas in which Volvo Construction Equipment operates grew 8% in the third quarter of 2007 compared to the corresponding period of the preceding year.
   The total European market increased by 8% and the Asian market by 11%, with a strong contribution from China, up 28%. Other markets rose by 29%. In North America the market declined by 7%, primarily due to lower activities in the housing construction market.

Total market development in the third quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	14	(13)	18	32	12
Compact equipment	6	(3)	5	25	5
Total	8	(7)	11	29	8

The global market conditions continue to be favorable. The European market is expected to report growth of around 10% in 2007. The Asian market is expected to grow by around 15 % with China as the primarily growth engine whilst the forecast for Other markets is growth of approximately 20%. The growth trend in these regions is expected to compensate for the decline in North America, where the market is expected to decline by around 10%, but still remain on a historically high level.

Strong order bookings

Order bookings continue to increase and the value of the order book at September 30 was 76% higher than at the same date in the preceding year, excluding Lingong and Ingersoll Rand’s road development equipment division.

Increased sales

Net sales in Construction Equipment rose by 32% to SEK 12,963 M (9,807) in the third quarter. Adjusted for changes in the exchange rates and the acquisitions of Lingong and Ingersoll Rand’s road division, net sales rose by 22%.
   Operating income declined by 4% to SEK 839 M (872) and the operating margin was 6.5% (8.9). The results in the quarter were negatively impacted by SEK 100 M from lower deliveries of excavators due to a labor dispute in South Korea. The dispute was resolved in the beginning of October. Operating income was also negatively affected by ramp up issues, costly production due to high capacity utilization and exchange rates.
   In the third quarter, Ingersoll Rand’s road development equipment division had sales of SEK 1,147 M and generated an operating income of SEK 130 M, excluding negative effects from purchase price allocation adjustments of SEK 45 M, whereof SEK 24 M is attributable to amortization of intangible assets and SEK 21 M to revaluation of inventories.

Launch of innovative pipe layers

Particularly targeting customers in the on-shore oil and gas industry Volvo CE has launched a range of pipe laying equipment setting a new standard for the industry. The patent-design Volvo Pipelayers represent a major technical advance when compared to traditional tracked tractors with side booms which is the basic design from the 1930’s and has changed little since then. Volvo is introducing a range of five models from 20 to 150 metric tonne lift capacity, originating from a patented adaptation of excavator based machines combined with modern lifting technology.

Buses – operating loss in the third quarter

•	Deliveries decreased by 9%
•	Operating loss
•	2008 Bus of the Year in Europe

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Europe	1,748	1,629	7%	5,402	5,585	(3%)
North America	901	1,124	(20%)	3,174	3,571	(11%)
South America	376	381	(1%)	956	1,258	(24%)
Asia	373	425	(12%)	1,329	1,616	(18%)
Other markets	190	218	(13%)	574	655	(12%)
Total	3,588	3,777	(5%)	11,435	12,685	(10%)

Weak market development

Developments within bus markets remained weak during the third quarter. Markets in the Nordic countries, Central Europe and the UK fell by 10-15%, while markets grew in Southern and Eastern Europe. In the US and Canada the coach market is expected to decrease by 20% during 2007 as a consequence of pre-buys during 2006 and the beginning of 2007. The US city bus market is expected to grow by approximately 10%, however.
   In Mexico, the coach market remained weak, with a 30% reduction during the first eight months of the year. In the city bus segment, indications point towards a weakening of 5-10% for the calendar year. In Asia, the overall bus market increased, thanks in part to developments in China and India.
   During the third quarter, orders received at Volvo Buses amounted to 2,032 buses, compared with 2,374 buses during the preceding year. At the end of the quarter, the order book contained 5,456 buses (5,133). A total of 1,983 buses (2,183) were delivered during the quarter

Earnings decline in third quarter

Net sales declined 5% in the third quarter to SEK 3,588 M, compared with SEK 3,777 M a year earlier. Adjusted for exchange-rate differences, net sales fell by 3%.
   The operating loss amounted to SEK 73 M (income SEK 162 M). Earnings were adversely affected by a reduction in deliveries, continued disruptions in production in Europe relating to the introduction of the new generation of engines for city buses and increased losses in Mexico due to decreased production. The operating margin amounted to a negative 2.0% (positive: 4.3).

   Volvo Buses continues to work with a strong profitability program with focus on Europe and Mexico. In order to address increasing labor costs and raw material price increases, Volvo Buses has launched a global project aiming at reducing product costs. In Europe, Volvo Buses has developed solutions for the problems associated with the new engine generation. The solutions will be implemented during the fourth quarter.
   In India, work continues on the construction of a new bus plant in Bangalore, with production start anticipated in early 2008, and in Europe the Volvo 9700 was named the 2008 Bus of the Year.

Volvo Penta – increased sales

•	Somewhat weaker overall market for marine engines
•	Strong growth for industrial engines
•	A 10% increase in sales

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Europe	1,442	1,343	7%	5,158	4,624	12%
North America	658	683	(4%)	2,028	2,224	(9%)
South America	62	43	44%	183	151	21%
Asia	442	313	41%	1,233	975	26%
Other markets	99	67	48%	258	188	37%
Total	2,703	2,449	10%	8,860	8,162	9%

Increased market share in a slightly weaker marine market

The overall market for marine engines in North America weakened slightly during the third quarter, primarily for boats in the under 35-foot category. The overall market in Europe remained stable, although a trend of weakening demand was noted towards the end of the quarter. On the marine side, Volvo Penta, with the help of the IPS system, successively captured new market share in the inboard engine segment. This trend was reinforced during the year’s boat season in Europe and North America.
   The industrial engine market remained strong in Europe and in many other parts of the world, including Asia and the Middle East. Volvo Penta’s industrial engines continued to develop favorably, with increased market share in Europe, the Far East and in many growth markets, such as India.
   Volume of the overall order book, as of September 30, was marginally higher than the corresponding period last year.

Increased sales but lower margins

Sales during the third quarter amounted to SEK 2,703 M, an increase of 10% compared with a year earlier.  Adjusted for exchange-rate differences, net sales increased by 12%. Sales allocated among the various business segments were as follows: Marine Leisure SEK 1,609 M (1,495), Marine Commercial SEK 257 M (277) and Industrial SEK 837 M (661).
   Operating income during the third quarter totaled SEK 258 M, compared with SEK 257 M during the same period last year.  Increased product and development costs negatively impacted earnings. The operating margin was 9.6% (10.5%).
   During the third quarter, Volvo Penta launched additional efficiency classes of its four- and six-cylinder marine engines manufactured at the Vara plant. The new engines, the D4-300 and D6-370, further strengthen Volvo Penta’s already market leading positions in sterndrive diesel engines.

Volvo Aero – improved profitability

•	Improved profitability within the aftermarket business
•	Important break through for Volvo Aero’s light weight technologies
•	Order book in component business increased by 47%

Net sales by market area	Third quarter			First nine months
SEK M	2007	2006	Change	2007	2006	Change
Europe	812	826	(2%)	2,493	2,834	(12%)
North America	931	968	(4%)	2,809	2,778	1%
South America	41	37	11%	109	142	(23%)
Asia	34	101	(66%)	171	285	(40%)
Other markets	29	18	61%	72	68	6%
Total	1,847	1,950	(5%)	5,654	6,107	(7%)

Increasing backlog for larger aero engines

World airline passenger traffic increased by 4% in the first seven months of this year. Order bookings for large commercial jets continue to increase and the backlog at the end of September exceeded 6,000 aircraft, which represents over six years of production at current production rates. The GEnx engine program, which is one of Volvo Aero’s most important engine programs for the future, has now accumulated more than 900 engines on the Boeing 787 and 747-8. The total engine order book increased to more than 12,600 large engines at the end of September.
   For Volvo Aero, order bookings remain strong and at September 30 the value of the order book in the component business was 47% higher than at the same date in the preceding year.

Commercial component business continues to grow

During the third quarter, Volvo Aero’s sales amounted to SEK 1 847 M, which was 5% lower than in the corresponding period the preceding year, mainly due to currency and the Bromma  plant closure. Adjusted for currency effects and the discontinued Bromma operations, sales increased by 7%.
   Operating income increased to SEK 148 M (143) and the operating margin improved to 8.0% (7.4).  Despite higher material cost, the component business continued to show good profitability in the third quarter. In addition, the aftermarket business improved profitability, compared to the same period last year.
   Volvo Aero’s light weight design has been chosen for the GP7000 engine for the Airbus A380. The GP7000 agreement with Pratt & Whitney is a major success for Volvo Aero’s technology efforts and a confirmation that the company is moving in the right direction with its focus on lightweight designs. Among other features, the new Volvo Aero design reduces the weight of the component by more than 10%, resulting in a substantial benefit in terms of fuel consumption and thereby reduced environmental impact.

Financial reports and other information

Income statements Volvo Group third quarter	17
Income statements Volvo Group first nine months	18
Balance Sheets Volvo Group	19
Cash flow statement third quarter	21
Cash flow statement first nine months	22
Change in shareholders' equity	23
Net financial position	24
Key ratios	25
Quarterly figures	26
Accounting principles	29
Risks and uncertainties	30
Corporate acquisitions and divestments	31
Parent Company	33

Income statements Volvo Group third quarter
	Industrial operations		Customer Finance		Elim and reclassifications		Volvo Group Total
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	66,253	57,627	2,034	2,320	80	532	68,367	60,479
Cost of sales	(51,379)	(44,684)	(1,228)	(1,532)	(80)	(532)	(52,686)	(46,748)
Gross income	14,874	12,943	807	788	0	0	15,681	13,731
Research and development expenses	(2,603)	(1,989)	0	0	0	0	(2,603)	(1,989)
Selling expenses	(6,206)	(4,830)	(353)	(302)	0	0	(6,559)	(5,133)
Administrative expenses	(1,649)	(1,460)	(7)	(17)	0	0	(1,656)	(1,477)
Other operating income and expenses	82	(1,817)	7	(43)	0	0	89	(1,859)
Income from investments in associated companies	27	(10)	1	0	0	0	29	(10)
Income from other investments	30	(3)	0	0	0	0	30	(3)
Operating income	4,555	2,834	454	426	0	0	5,010	3,260
Interest income and similar credits	231	169	0	0	(25)	(20)	206	149
Interest expenses and similar charges	(350)	(101)	(0)	0	25	20	(325)	(81)
Other financial income and expenses	(320)	(184)	0	0	0	0	(320)	(184)
Income after financial items	4,116	2,718	454	426	0	0	4,571	3,144
Income taxes	(1,290)	950	(132)	(154)	0	0	(1,421)	795
Income for the period*	2,826	3,668	323	271	0	0	3,149	3,939

* Attributable to:
Equity holders of the parent company							3,118	3,925
Minority interests							31	14
							3,149	3,939

Basic earnings per share, SEK							1.54	1.94
Diluted earnings per share, SEK							1.54	1.94

Income statements Volvo Group first nine months
YTD
	Industrial operations		Customer Finance		Elim and reclassifications		Volvo Group Total
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	194,449	183,733	5,733	5,841	666	1,634	200,849	191,208
Cost of sales	(150,260)	(141,546)	(3,368)	(3,481)	(666)	(1,634)	(154,294)	(146,661)
Gross income	44,189	42,187	2,366	2,360	0	0	46,555	44,547
Research and development expenses	(7,616)	(5,974)	0	0	0	0	(7,616)	(5,974)
Selling expenses	(16,971)	(14,829)	(1,049)	(908)	0	0	(18,020)	(15,738)
Administrative expenses	(5,176)	(4,718)	(25)	(29)	0	0	(5,201)	(4,747)
Other operating income and expenses	257	(2,913)	(23)	(109)	0	0	233	(3,021)
Income from investments in associated companies	425	34	2	0	0	0	427	34
Income from other investments	78	128	0	0	0	0	79	128
Operating income	15,186	13,915	1,270	1,314	0	0	16,457	15,229
Interest income and similar credits	779	602	0	0	(84)	(130)	695	472
Interest expenses and similar charges	(889)	(583)	(0)	0	84	130	(805)	(453)
Other financial income and expenses	(399)	(175)	0	0	0	0	(399)	(175)
Income after financial items	14,677	13,759	1,270	1,314	0	0	15,948	15,073
Income taxes	(4,577)	(2,015)	(436)	(441)	0	0	(5,013)	(2,456)
Income for the period*	10,100	11,744	835	872	0	0	10,935	12,617

* Attributable to:
Equity holders of the parent company							10,874	12,571
Minority interests							61	46
							10,935	12,617

Basic earnings per share, SEK							5.37	6.21
Diluted earnings per share, SEK							5.37	6.21

Balance Sheets Volvo Group
	Industrial operations		Customer Finance		Elim and reclassifications		Total
	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Assets
Non-current assets
Intangible assets	36,495	19,054	65	62	0	0	36,560	19,117
Tangible assets
Property, plant and equipment	45,506	34,291	80	88	0	0	45,585	34,379
Assets under operating leases	12,487	11,822	316	279	7,955	8,400	20,758	20,501
Financial assets
Shares and participations	2,333	6,862	30	29	0	0	2,363	6,890
Long term customer financing receivables	471	582	43,213	39,276	(7,345)	(7,769)	36,339	32,089
Deferred assets	7,680	6,300	344	354	4	9	8,028	6,663
Other long-term receivables	6,169	4,958	36	27	(992)	(585)	5,214	4,400
Total non-current assets	111,141	83,869	44,084	40,115	(378)	55	154,847	124,039

Current assets
Inventories	44,602	33,894	379	317	0	0	44,981	34,211
Short-term receivables
Customer-financing receivables	589	611	38,205	36,979	(4,804)	(4,937)	33,990	32,653
Current tax assets	1,060	1,196	35	25	0	0	1,096	1,221
Other receivables	46,456	44,561	1,277	1,145	(4,801)	(11,307)	42,931	34,399
Non-current assets held for sale	0	805	0	0	0	0	0	805
Marketable securities	14,696	20,324	3	18	0	0	14,699	20,342
Cash and cash equivalents	9,378	9,618	927	1,203	(39)	(64)	10,266	10,757
Total current assets	116,781	111,009	40,826	39,687	(9,644)	(16,308)	147,963	134,388
Total assets	227,922	194,878	84,910	79,802	(10,022)	(16,253)	302,810	258,427

	Industrial operations		Customer Finance		Elim and reclassifications		Total
	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Shareholders’ equity and liabilities
Shareholders’ equity
Equity attributable to the equity holders of the parent company	70,713	78,763	7,189	8,141	0	0	77,902	86,904
Minority interests	806	284	0	0	0	0	806	284
Total shareholders’ equity*	71,519	79,047	7,189	8,141	0	0	78,708	87,188

Non-current provisions
Provisions for post-employment benefits	9,806	8,664	30	28	0	0	9,836	8,692
Provisions for deferred taxes	6,414	3,315	1,198	1,107	0	0	7,613	4,422
Other non-current provisions	6,924	6,507	99	87	149	156	7,172	6,750
Non-current liabilities	38,668	24,458	37,299	32,654	(6,163)	(11,654)	69,804	45,457
Current provisions	9,985	9,643	117	48	88	109	10,190	9,799
Current liabilities
Loans	39,737	25,615	2,871	2,675	(50)	(44)	42,558	28,247
Liabilities associated with assets held for sale	0	280	0	0	0	0	0	280
Trade payables	44,472	37,831	312	252	0	0	44,784	38,080
Current tax liabilities	636	1,164	763	637	0	0	1,399	1,801
Other current liabilities	(239)	(1,646)	35,032	34,173	(4,046)	(4,820)	30,746	27,711
Total shareholders’ equity and liabilities	227,922	194,878	84,910	79,802	(10,022)	(16,253)	302,810	258,427
2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release.
April 17.
Contingent liabilities							7,526	7,726

Cash flow statement third quarter
	Industrial operations		Customer Finance		Elim & reclassifications		Volvo Group Total
SEK bn	2007	2006	2007	2006	2007	2006	2007	2006
Operating activities
Operating income	4.6	2.8	0.5	0.4	0.0	0.0	5.1	3.2
Depreciation and amortization	2.5	3.7	0.1	0.1	0.3	0.4	2.9	4.2
Other non-cash items	0.0	0.1	0.0	0.0	0.0	0.2	0.0	0.3
Change in working capital	(4.4)	(4.1)	(1.1)	1.0	0.2	(0.2)	(5.3)	(3.3)
Financial items and income taxes paid	(1.2)	(1.0)	0.0	(0.1)	0.0	0.0	(1.2)	(1.1)
Cash flow from operating activities	1.5	1.5	(0.5)	1.4	0.5	0.4	1.5	3.3

Investing activities
Investments in fixed assets	(2.4)	(2.0)	0.2	(0.1)	(0.1)	0.0	(2.3)	(2.1)
Investment in leasing vehicles	0.0	(0.2)	(0.1)	0.4	(0.8)	(1.5)	(0.9)	(1.3)
Disposals of fixed assets and leasing vehicles	0.5	0.3	0.1	(0.1)	0.4	1.0	1.0	1.2
Operating cash flow	(0.4)	(0.4)	(0.3)	1.6	0.0	(0.1)	(0.7)	1.1

Investments and divestments of shares, net							0.1	(4.2)
Acquired and divested operations, net							0.0	0.2
Interest-bearing receivables incl marketable securites							6.6	4.3
Cash-flow after net investments							6.0	1.4

Financing activities
Change in loans, net							(6.8)	(1.7)
Dividend to AB Volvo shareholders							0.0	0.0
Other							0.0	0.0
Change in cash and cash equivalents excl. translation differences							(0.8)	(0.3)
Translation difference on cash and cash equivalents							(0.2)	0.2
Change in cash and cash equivalents							(1.0)	(0.1)

Cash flow statement first nine months
	Industrial operations		Customer Finance		Elim & reclassifications		Volvo Group Total
SEK bn	2007	2006	2007	2006	2007	2006	2007	2006
Operating activities
Operating income	15.2	13.9	1.3	1.3	0.0	0.0	16.5	15.2
Depreciation and amortization	7.2	7.6	0.2	0.3	1.3	1.4	8.7	9.3
Other non-cash items	(0.7)	0.0	0.0	0.4	0.0	0.1	(0.7)	0.5
Change in working capital	(9.0)	(6.9)	(5.0)	(1.9)	0.0	(0.8)	(14.0)	(9.6)
Financial items and income taxes paid	(4.1)	(2.7)	(0.1)	(0.4)	0.1	0.1	(4.1)	(3.0)
Cash flow from operating activities	8.6	11.9	(3.6)	(0.3)	1.4	0.8	6.4	12.4

Investing activities
Investments in fixed assets	(6.7)	(6.9)	0.2	(0.3)	(0.1)	0.0	(6.6)	(7.2)
Investment in leasing vehicles	(0.1)	(0.4)	(0.2)	(0.4)	(2.7)	(2.5)	(3.0)	(3.3)
Disposals of fixed assets and leasing vehicles	1.0	0.6	0.2	0.5	1.1	1.4	2.3	2.5
Operating cash flow	2.8	5.2	(3.4)	(0.5)	(0.3)	(0.3)	(0.9)	4.4

Investments and divestments of shares, net							0.4	(5.8)
Acquired and divested operations, net							(14.5)	0.4
Interest-bearing receivables incl marketable securites							5.5	9.7
Cash-flow after net investments							(9.5)	8.7

Financing activities
Change in loans, net							29.4	(0.6)
Dividend to AB Volvo shareholders							(20.3)	(6.8)
Other							0.0	0.0
Change in cash and cash equivalents excl. translation differences							(0.4)	1.3
Translation difference on cash and cash equivalents							(0.1)	(0.3)
Change in cash and cash equivalents							(0.5)	1.0

Change in shareholders’ equity
	First nine months
SEK bn	2007	2006
Total equity at beginning of period	87.2	78.8
Shareholders' equity attributable to equity holders of the parent company at beginning of period	86.9	78.5
Translation differences	0.4	(1.2)
Translation differences on hedge instruments of net investments in foreign operations	0.0	0.0
Available-for-sale investments	(0.1)	0.3
Cash flow hedges	0.0	1.0
Net income recognized directly in equity	0.3	0.1
Income for the period	10.9	12.6
Total recognized income and expense for the period	11.2	12.7
Dividend to Volvo's shareholders	(20.3)	(6.8)
Share-based payments	0.1	0.1
Change in consolidation of Nissan Diesel	0.0	-
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	77.9	84.5
Minority interests at beginning of period	0.3	0.3
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.0
Total recognized income and expense for the period	0.0	0.0
Cash dividend	0.0	0.0
Minority regarding new acquisitions	0.5	-
Other changes	0.0	0.0
Minority interests at end of period	0.8	0.3
Total equity at end of period	78.7	84.8

Net financial position
	Industrial operations		Volvo Group
	Sep 30	Dec 31	Sep 30	Dec 31
SEK M	2007	2006	2007	2006
Long term customer finance receivables	-	-	36,339	32,089
Long term interest-bearing receivables	4,389	3,514	3,610	3,150
Short term customer finance receivables	-	-	33,990	32,653
Short term interest bearing receivables	3,534	9,751	650	966
Non-current assets held for sale, interest-bearing	0	5	0	5
Marketable securities	14,696	20,324	14,699	20,342
Cash and bank	9,378	9,618	10,266	10,757
Total financial assets	31,997	43,212	99,554	99,962
Provision for post employment benefits	9,806	8,664	9,836	8,692
Interest-bearing liabilities	38,568	11,465	104,943	66,957
Liabilities associated with assets held for sale, interest-bearing	0	7	0	7
Total financial debt	48,374	20,136	114,779	75,656
Net financial position	(16,377)	23,076	(15,225)	24,306

Changes in net financial position, Industrial operations	Third quarter	First nine months
SEK bn	2007	2007
Beginning of period	(16.1)	23.1
Cash flow from operating activities	1.5	8.6
Investments in fixed assets	(2.4)	(6.8)
Disposals	0.5	1.0
Operating cash-flow	(0.4)	2.8
Investments and divestments of shares, net	0.1	0.4
Acquired and divested operations, net	0.0	(25.4)
Capital injections to/from Customer Finance operations	0.0	1.8
Currency effect	0.0	1.1
Dividend paid to AB Volvo shareholders	0.0	(20.3)
Other	0.0	0.1
Total change	(0.3)	(39.5)
Net financial position at end of period	(16.4)	(16.4)
2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release April 17.

Key ratios
	First nine months
Industrial operations	2007	2006
Gross margin	22.7	23.0
Research and development expenses in % of net sales	3.9	3.3
Selling expenses in % of net sales	8.7	8.1
Administrative expenses in % of net sales	2.7	2.6
Operating margin	7.8	7.6
	Sep 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Return on operating capital, %	27.5	34.3
Net financial position at end of period, SEK billion	(16.4)	23.1
Net financial position at end of period in % of shareholders' equity	(22.9)	29.2
Shareholders' equity as percentage of total assets	31.4	40.6

Customer finance	Sep 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Return on shareholders' equity, %	14.1	13.2
Equity ratio at end of period, %	8.5	10.2
Asset growth, % from proceeding year end until end of period	6.4	(2.3)

	First nine months
Volvo Group	2007	2006
Gross margin	23.2	23.3
Research and development expenses in % of net sales	3.8	3.1
Selling expenses in % of net sales	9.0	8.2
Administrative expenses in % of net sales	2.6	2.5
Operating margin	8.2	8.0
	Sep 30	Dec 31
12-month rolling figures unless otherwise stated	2007	2006
Basic earnings per share, SEK	7.20	8.04
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	39	43
Return on shareholders' equity, %	17.3	19.6
Shareholders' equity at end of period as percentage of total assets	26.0	33.7

	First nine months
Share data	2007	2006
Basic earnings per share, SEK	5.37	6.21
Diluted earnings per share, SEK	5.37	6.21
Number of shares outstanding, million	2026	404.8
Average number of shares during period, million	2025	404.6
Average diluted number of shares during period	2026	405.0
Number of company shares, held by AB Volvo	103	20.9
Average number of company shares, held by AB Volvo	103	21.1

Quarterly figures
SEK M unless otherwise stated
Industrial operations	3/2006	4/2006	1/2007	2/2007	3/2007
Net sales	57,627	65,287	58,857	69,339	66,253
Cost of sales	(44,684)	(50,854)	(45,175)	(53,706)	(51,379)
Gross income	12,943	14,433	13,682	15,633	14,874
Research and development expenses	(1,989)	(2,380)	(2,334)	(2,679)	(2,603)
Selling expenses	(4,831)	(5,169)	(4,972)	(5,793)	(6,206)
Administrative expenses	(1,464)	(1,763)	(1,822)	(1,706)	(1,649)
Other operating income and expenses	(1,812)	(362)	297	(122)	82
Income from investments in associated companies	(10)	26	81	317	27
Income from other investments	(3)	13	1	48	30
Operating income Industrial operations 1)	2,834	4,798	4,933	5,698	4,555

Customer Finance
Finance and lease income	2,320	1,807	1,805	1,894	2,034
Finance and lease expenses	(1,532)	(1,006)	(1,042)	(1,098)	(1,228)
Gross income	788	801	763	796	807
Selling and administrative expenses	(319)	(347)	(354)	(359)	(360)
Credit provision expenses	(35)	(99)	(33)	(32)	(5)
Other operating income and expenses	(8)	17	19	16	13
Operating income Customer Finance	426	372	395	421	454

Volvo Group
Operating income	3,260	5,170	5,328	6,119	5,010
Interest income and similar credits	149	194	241	249	206
Interest expense and similar credits	(81)	(132)	(148)	(332)	(325)
Other financial income and costs	(184)	(6)	(14)	(65)	(320)
Income after financial items	3,144	5,226	5,407	5,971	4,571
Taxes	795	(1,525)	(1,651)	(1,941)	(1,421)
Income for the period	3,939	3,701	3,756	4,030	3,149

* Attributable to
Equity holders of AB Volvo	3,925	3,697	3,753	4,003	3,118
Minority interests	14	4	3	27	31
	3,939	3,701	3,756	4,030	3,149
1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M

Share data	3/2006	4/2006	1/2007	2/2007	3/2007
Earnings per share, SEK 1)	1.94	1.83	1.85	1.98	1.54
Number of shares outstanding, million	404.8	404.8	405.1	2,026	2,026
Average number of shares during period, million	404.8	404.8	404.9	2,026	2,026
Number of company shares, held by AB Volvo	20.9	20.9	20.6	103	103

Depreciation and amortization included above	3/2006	4/2006	1/2007	2/2007	3/2007
Industrial operations 2)	3,669	2,359	2,041	2,465	2,292
Customer Finance	(28)	81	37	36	92
Classification Group versus segment Customer Finance 3)	639	630	626	629	528
Total	4,280	3,070	2,704	3,130	2,912

Key operating ratios, Industrial operations	3/2006	4/2006	1/2007	2/2007	3/2007
Gross margin, %	22.5	22.1	23.2	22.5	22.5
Research and development expenses in % of net sales	3.5	3.6	4.0	3.9	3.9
Selling expenses in % of net sales	8.4	7.9	8.4	8.4	9.4
Administrative expenses in % of net sales	2.5	2.7	3.1	2.5	2.5
Operating margin , %	4.9	7.3	8.4	8.2	6.9

1) Income per share is calculated as Income for the period (excl minority interests) divided by the weighted average number of shares outstanding during the period. Previous quarters restated for share split.

2) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M
3) Reclassification of financial leases in segment Financial Services to operational leases in the Group.

Net sales
SEK M	3/2006	4/2006	1/2007	2/2007	3/2007
Trucks	39,747	45,023	39,199	46,331	45,350
Construction Equipment	9,807	11,170	11,002	14,146	12,963
Buses	3,777	4,586	3,741	4,107	3,588
Volvo Penta	2,449	2,612	2,942	3,215	2,703
Volvo Aero	1,950	2,126	1,961	1,845	1,847
Eliminations and other	(103)	(230)	12	(305)	(197)
Industrial operations	57,627	65,287	58,857	69,339	66,253
Customer Finance	2,320	1,807	1,805	1,894	2,034
Reclassifications and eliminations	532	533	374	212	80
Volvo Group	60,479	67,627	61,036	71,445	68,367

Operating income
SEK M	3/2006	4/2006	1/2007	2/2007	3/2007
Trucks 1)	3,470	3,575	3,711	3,831	3,507
Construction Equipment	872	1,047	946	1,398	839
Buses	162	211	90	122	(73)
Volvo Penta	257	226	293	444	258
Volvo Aero	143	-147	92	93	148
Group headquarter functions and other	(358)	(114)	(199)	(190)	(124)
Industrial operations 1)	4,546	4,798	4,933	5,698	4,555
Goodwill adjustment	(1,712)	-	-	-	-
Industrial operations	2,834	4,798	4,933	5,698	4,555
Customer Finance	426	372	395	421	454
Volvo Group	3,260	5,170	5,328	6,119	5,010
1) Excluding adjustment of goodwill.

Operating margin
%	3/2006	4/2006	1/2007	2/2007	3/2007
Trucks 1)	8.7	7.9	9.5	8.3	7.7
Construction Equipment	8.9	9.4	8.6	9.9	6.5
Buses	4.3	4.6	2.4	3.0	(2.0)
Volvo Penta	10.5	8.7	10.0	13.8	9.6
Volvo Aero	7.3	(6.9)	4.7	5.0	8.0
Industrial operations 1)	7.9	7.3	8.4	8.2	6.9
Industrial operations	4.9	7.3	8.4	8.2	6.9
Volvo Group	5.4	7.6	8.7	8.6	7.3
1) Excluding adjustment of goodwill.

Accounting principles

As of January 1, 2005, AB Volvo has applied the International Financial Reporting Standards (IFRS) – formerly the IAS – as adopted by the EU, for the group consolidation. The accounting principles, which were applied during the preparation of this report, are described in Note 1 to the consolidated financial statements, which are included in the 2006 Annual Report for the Volvo Group. This interim report has been prepared in accordance with IAS 34, Interim financial Reporting and the Annual Accounts Act.

The financial reporting of the parent company has been prepared in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council’s RR 32:06 Accounting for legal entities, as described in the 2006 Annual Report.

New accounting principles in 2007

In accordance with considerations presented in the Annual Report, Note 1, regarding new accounting principles for 2007, Volvo applies the new standard IFRS 7, Financial instruments: Disclosures and classification, as well as Amendments to IAS 1, Presentation of financial statements. IFRS 7 does not entail any change in the reporting and valuation of financial instruments. On the other hand, certain disclosure requirements have been expanded, compared with earlier requirements under IAS 32, particularly as concerns the exposure and management of risk relating to financial instruments. The Amendments to IAS 1 entail expanded additional disclosure regarding elements such as the definition of capital, capital structure and capital management policies. In addition to IFRS and the Amendment to IAS 1, there are four IFRIC interpretations – IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, IFRIC 8, Scope of IFRS 2, IFRIC 9, Reassessment of Embedded Derivatives, and IFRIC 10, Interim Financial Reporting and Impairment. The application of IFRS 7, Amendment to IAS 1 and IFRIC 7, 8, 9 and 10, has not had any impact on Volvo’s position or earnings.

Changed financial reporting structure

As of January 1, 2007, Financial Services are only consolidated in accordance with the purchase method. As of January 1, 2007, the responsibility for the Group’s treasury operations and real estate has been transferred from Financial Services. The treasury operations are reported among corporate functions. The Group’s real estate, held in Volvo Real Estate, is reported under industrial operations, and earnings are transferred back to the business areas, after previously having been reported under Financial Services. For this reason, the net financial position of the industrial operations has changed, as of December 31, 2006, from SEK 24.7 billion to SEK 23.1 billion, corresponding to a change in relation to shareholders’ equity from 28.3% to 29.2%.

As of January 1, 2007, the benefits from the synergies created in the business units are transferred back to the various product areas. The allocation is based on the degree to which individual product areas have utilized the services of the business units. In prior years, only the earnings of the business units Volvo Powertrain and Volvo Parts have been distributed to the relevant product areas, and other business units have been reported under Other. Comparison figures for 2006 have been restated. Bridges to restatement of the 2006 quarterly and full-year figures per product area were presented in an attachment to the press release issued on April 17, 2007. The cash flow for 2006 has not been restated after the changes in the financial reporting structure. After the transfer back, the Other heading will contain mainly earnings linked to corporate functions.

Hedge accounting

Volvo has chosen to apply hedge accounting from June 1 for a loan of 1 billion Euro borrowed during the second quarter. Volvo has not applied hedge accounting for financial instruments used to hedge interest and currency risks on loans before.  Going forward, in applicable cases when the requirements for hedge accounting are considered to be fulfilled, Volvo will apply hedge accounting for this kind of instruments.

Net financial position

Net financial position for Industrial operations includes cash and cash equivalents, marketable securities and interest bearing short and long term receivables reduced by short- and long-term interest-bearing loans and provisions for post employment benefits. Net financial position for the Volvo Group also includes short- and long- term customer finance receivables.

Depreciation period in aircraft engine projects

In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee, which is capitalized as an intangible asset. From May 1, Volvo has adjusted the depreciation period to the estimated useful life, which is estimated to be 20 years. The effect of the change in estimate is SEK 35 M for the second and third quarter.

Otherwise, accounting principles and methods of calculations have remained essentially unchanged from those applied in the 2006 Annual Report.

Earnings per share

Earnings per share is calculated according to the circumstances at the closing day of the period, September 30 2007, unless stated otherwise. On April 26, Volvo’s share split 6:1 with automatic redemption, in which the sixth share was redeemed by AB Volvo for SEK 25 per share took effect, which means that the number of shares were fivefold.

Risks and uncertainties

All business operations involve risk – managed risk-taking is a condition of maintaining a sustained favorable profitability. Risk may be due to events in the world and can affect a given industry or market. Risk can be specific to a single company. Volvo works continuously to identify, measure and manage risk, and in some cases Volvo can influence the likelihood that a risk-related event will occur. In cases in which such events are beyond Volvo’s control, the aim is to minimize the consequences.

The risks to which the Volvo Group are exposed are classified into three main categories: External-related risks - such as the cyclical nature of the commercial vehicles business, intense competition, changes in prices for commercial vehicles and government regulations; Financial risks - such as currency fluctuations, interest levels fluctuations, valuations of shares or similar instruments, credit risk and liquidity risk and; Operational risks - such as market reception of new products, reliance on suppliers, protection and maintenance of intangible assets, complaints and legal actions by customers and other third parties and risk related to human capital. For a more elaborated account for these risks, please refer to the Risk Management section on pages 56-58 in the 2006 Annual Report for the Volvo Group.  The Annual Report is available on the internet at www.volvo.com.

The acquisitions of Nissan Diesel, Ingersoll Rand road construction equipment division and Shandong Lingong Construction Machinery Co together with the increase in borrowings during the period, affect the short-term exposure for operational risks. Short-term risks, when applicable, are described in the respective report per business area of this report.

Also the reported amounts for contingent liabilities reflect Volvo’s risk exposure. In July, the arbitration court decided in the favour of Volvo in the arbitration between Volvo Aero and Snecma regarding the supply agreements of aircraft engine components. Accordingly, the contingent liability as described in the Annual Report note 29 can now be cancelled. Total contingent liabilities at September 30, 2007, amounted to SEK 7,5 billion, a decrease of SEK 0,2 billion compared with December 31, 2006

In North America the former agreement between Mack Trucks and UAW, the American union for vehicle workers, was due 1 October. The agreement has been prolonged until 31 October and there are at present negotiations with the UAW. At present, it is not possible to estimate the outcome of the negotiations, but there is a risk that the outcome may have a negative impact on operating income in the fourth quarter. In early 2008, Volvo Trucks will have equivalent negotiations with the UAW for the North American operations..

Corporate acquisitions and divestments

Acquisitions and divestments during the period

Ingersoll Rand road construction equipment division
On April 30, Volvo completed the acquisition of American Ingersoll Rand’s road construction equipment division, with the exception of the operations in India, which followed on May 4. Ingersoll Rand’s company’s road construction equipment division is a world-leading manufacturer of heavy construction equipment for road and soil work, with net sales of about SEK 6.4 billion and an operating income of SEK 745 M in 2006. The acquisition is mainly an acquisition of assets; accounts receivables, inventory and plant and equipment. The purchase consideration amounts to SEK 8.8 billion. The final purchase price will be determined during the fourth quarter 2007, but is currently estimated to SEK 9.3 billion. The difference refers to changes in the net asset value between the agreement date and the acquisition date. The goodwill arising from the acquisition is mainly related to synergies at the operating income level, attributed to sales and distribution.

The effect of the acquisition on the Volvo Group cash and cash equivalents is estimated at SEK -9.2 billion. The division is consolidated in the Volvo Group from May 1, 2007. The acquired operations will be reported in the Construction Equipment segment.

Nissan Diesel
On March 29, Volvo acquired additional shares in Nissan Diesel, worth SEK 7.4 billion. This brought its total holdings to 96% of the shares outstanding at the end of the first quarter. At year-end, Volvo’s holdings in Nissan amounted to 19%. Moreover, AB Volvo had purchased all 57.5 million preferred shares in Nissan Diesel from Nissan Motor and Japanese banks, for an approximate total of SEK 3.5 billion. At December 31, 2006, the reported value for Nissan Diesel amounted to SEK 5,445 M. The holdings were then reported as an associated company, since in Volvo’s assessment, it held significant control. As Volvo consolidates Nissan Diesel according to the purchase method, the holdings reported as an associate company have been reversed

Nissan Diesel was delisted from the Tokyo Stock Exchange in July. Volvo has launched a process to redeem the remaining shares in Nissan Diesel, now that the company has obtained more than the two-thirds of the shares and voting rights required for this purpose by Japanese law. The decision was made at an Extraordinary General Meeting in Nissan Diesel in the third quarter.

The effect of the acquisition on the Volvo Group cash and cash equivalents amounts to SEK -11.5 billion, whereof SEK -6.0 billion is related to the first quarter 2007 and SEK -5.5 billion relates to the holdings previously reported as shares in an associate company. Volvo is currently reviewing the recognition of certain financial arrangements in Nissan Diesel. This review is estimated to be completed at year-end.

Nissan Diesel is consolidated in the consolidated balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings are reported beginning with the report for the second quarter. The operations of Nissan Diesel are reported in the Trucks segment. The goodwill arising from the acquisition of Nissan Diesel is related to integration gains as a result of increased purchasing volumes and positive effects within product development, engines and drivelines.

Shandong Lingong Construction Machinery Co.
In January 2007, the acquisition of 70% of the shares in the Chinese manufacturer of construction equipment, Shandong Lingong Construction Machinery Co. Lingong, was completed, after having obtained all the requisite approvals from the Chinese authorities. Lingong is China’s fourth-largest manufacturer of wheel-loaders, with an extensive dealership network in the country. Volvo Construction Equipment paid CNY 328 M, corresponding to slightly more than SEK 300 M, for 70% of the shares in Lingong. The transaction has a limited effect on Volvo’s financial position.

Other divestment and acquisitions
During the second quarter Volvo divested its ownership in U.S. truck stop chain Petro Stopping Centers Holding L.P. and the former subsidiary Sörred Energi. The two transactions resulted in a total capital gain of SEK 516 million. In addition to this only a few dealerships have been acquired or divested during the first nine months of 2007. These transactions have not had any material impact on the Volvo Group.

Please see the table below for a specification of the effects of the Volvo acquisitions of shares in subsidiaries and other businesses during the first nine months 2007:

Acquisitions and divestments of shares in subsidiaries				Ingersoll Rand
	Nissan Diesel			road construction equipment division			Other	Total
Sek bn	Net book value	Adjustments to fair value	Fair value	Net book value	Adjustments to fair value	Fair value	Total other acquisitions and divestments
Intangible assets
Product development	0.3	3.0	3.3	0.0	0.2	0.2	0.0	3.5
Trademarks	0.0	2.1	2.1	0.0	0.5	0.5	0.0	2.6
Distribution network	0.0			0.0	0.8	0.8	0.0	0.8
Other intangible assets	0.0	0.0	0.0	0.7	-0.7	0.0	0.1	0.1
Other assets and liabilities
Property plant and equipment	12.2	(2.8)	9.4	1.0	0.2	1.2	0.3	10.9
Shares and participations	0.9	-	0.9	0.0	0.0	0.0	0.0	0.9
Inventories	2.7	0.1	2.8	1.1	0.1	1.2	0.8	4.8
Current receivables	5.2	-	5.2	1.3	0.0	1.3	0.6	7.1
Liquid funds	1.6	-	1.6	0.1	0.0	0.1	0.4	2.1
Other assets	0.9	2.0	2.9	0.0	0.0	0.0	0.0	2.9
Provisions	(2.5)	(2.7)	(5.2)	(0.3)	(0.7)	(1.0)	0.0	(6.2)
Loans	(8.2)	-	(8.2)	0.0	0.0	0.0	(0.7)	(8.9)
Other liabilities	(6.7)	-	(6.7)	(0.5)	0.0	(0.5)	(1.4)	(8.6)
Minority interests	(0.2)	-	(0.2)				0.0	(0.2)
	6.2	1.7	7.9	3.4	0.4	3.8	0.1	11.8
Goodwill			5.4			5.5	0.0	10.9
Total net assets	6.4	1.7	13.3	3.4	0.4	9.3	0.1	22.7
Less: minority interests			(0.2)			0.0	(0.1)	(0.3)
Total acquired and divested net assets			13.1			9.3	0.0	22.4
Cash and cash equivalents paid and received			(13.1)			(8.8)	0.0	(21.9)
Cash and cash equivalents according to acquisition analysis and in divested companies			1.6			0.1	0.3	2.0
Effect on Group cash and cash equivalents in the period			(11.5)			(8.7)	0.3	(19.9)
Cash to be paid						(0.5)		(0.5)
Effect on Group cash and cash equivalents						(9.2)		(20.4)

Net financial position in aquired and divested companies			(8.3)			(0.1)	(0.3)	(8.7)
The purchase prices and the purchase price allocations are preliminary and are expected to be finalized in the year-end closing 2007.

In the third quarter, Nissan Diesel is consolidated and reported according to the purchase method and contributes SEK 350 M to the consolidated earnings, whereof SEK 511 M is generated from the operations, SEK -161 M is pertaining to the depreciation of acquisition adjustments of intangible and tangible assets. During the third quarter Nissan Diesel contributes SEK 7 800 M to the consolidated net sales. During the first nine months of 2007 Nissan Diesel has contributed SEK 280 M to the consolidated earnings and SEK 12 414 M to the consolidated net sales. In the first quarter of 2007, Nissan Diesel was reported in accordance with the equity method. Nissan Diesel reported net sales of SEK 7 007 M and net income of SEK 568 M for its total operations for the first quarter of 2007.

Ingersoll Rand’s road construction equipment division contributes SEK 85 M to the consolidated earnings during the third quarter, whereof  SEK 130 M is generated from the operations, SEK -24 M is pertaining to the depreciation of acquisition adjustments on intangible and tangible assets and SEK -21 M is pertaining to a reversal of the inventory valuation to fair value as the inventory of the acquisition balance is being turned over. The fair value adjustment will be fully reversed at the year-end closing. During the third quarter, Ingersoll Rand’s division contributes
SEK 1 147 M to the consolidated net sales. During the first nine months of 2007 the Ingersoll Rand’s road construction equipment division has contributed SEK 178 M to the consolidated earnings and SEK 2 279 M to the consolidated net sales.  If Volvo would have made the acquisition at the beginning of the year, the additional contribution to the operating income and sales would have been approximately SEK 249 M and SEK 2 133 M respectively excluding depreciation of acquisition adjustments.

Acquisitions presented under Other have not had a material effect on the consolidated numbers for the Volvo Group.

Acquisitions after the end of the period

Volvo has not made any acquisitions after the end of the period that have had a significant impact on the Volvo Group.

Parent Company

Income Statements	Third quarter		First nine months
SEK M	2007	2006	2007	2006
Net sales 1)	195	212	608	636
Cost of sales 1)	(195)	(212)	(608)	(636)
Gross income	0	0	0	0
Operating expenses 1)	(121)	(157)	(471)	(427)
Income from investments in Group companies	(465)	170	(887)	1,043
Income from investments in associated companies	18	7	(125)	7
Income from other investments	-	-	0	0
Operating income	(568)	20	(1,483)	623
Interest income and expenses	(191)	(3)	(300)	21
Other financial income and expenses	12	6	29	82
Income after financial items	(747)	23	(1,754)	726
Bokslutsdispositioner				0
Income taxes	226	8	691	(194)
Income for the period	(521)	31	(1,063)	532
1) Of net sales in the third quarter, SEK 178 M (183) pertained to Group companies, while purchases from Group companies amounted to SEK 83 (85) M.

Income from investments in Group companies for the third quarter includes dividends amounting to SEK 42 M (12) and transfer price adjustments, net, of SEK -507 M (158).

Balance Sheets	Sep 30 2007		Dec 31
SEK M	2007		2006
Assets
Non-current assets
Intangible assets		0		0
Tangible assets		17		16
Financial assets
Shares and participations in Group companies	46,839		40,419
Other shares and participations	997		6,400
Other long-term receivables	899	48,735	208	47,027
Total non-current assets		48,752		47,043

Current assets
Short-term receivables from Group companies		911		10,541
Other short-term receivables		1,468		89
Cash and bank accounts		10		29
Total current assets		2,389		10,659
Total assets		51,141		57,702

Shareholders´equity and liabilities
Shareholders´equity
Restricted equity	9,891		9,891
Unrestricted equity	18,093	27,984	39,345	49,236
Untaxed reserves		2,004		2,004
Provisions		196		216
Non-current liabilites
Liabilities to Group companies		6		6
Currrent liabilites 1)		20,951		6,240
Total shareholders´equity and liabilities		51,141		57,702
1) Of which SEK 20,513 M (5,757) pertains to Group companies

During the first quarter 2007, SEK 2,886 M was transferred to N.A. KK, a completely owned newly-formed Japanese company, whose main business is to acquire and hold the shares in Nissan Diesel. The parent company's holding in Nissan Diesel (19%) with a carrying value of SEK 2,001 M was sold to N.A. KK and remaining shares consisting of preference shares with a carrying value of SEK 3,493 M, were reclassified from shares in non-Group companies to shares in Group companies at the time Nissan Diesel was consolidated in the balance sheet of the Volvo Group.
In 2007 the participations in the partnerships Blue Chip Jet I HB and Blue Chip Jet II HB were increased by a total amount of SEK 161 M.

During the spring, following a decision at the Annual General Meeting, an extraordinary dividend was carried out in the form of a 6:1 split with automatic redemption, in which the sixth share was redeemed by AB Volvo for SEK 25 per share. Together with the ordinary dividend a total of SEK 20,255 M was distributed to Volvo's shareholders. The decision also included a bonus issue without issuance of new shares through the transfer of SEK 426 M from unrestricted shareholders' equity to share capital which then was restored to the same level as prior to the redemption procedure. Following these transactions Volvo has a total of 2.128.420.220 registered shares, of which 677.601.630 shares of series A and 1.450.818.590 shares of series B.

During 2007 investments in fixed assets amounted to SEK 1 M (0).
Financial net debt amounted to SEK 20,251 M at the end of the third quarter (3,589).

Göteborg, October 24, 2007
AB Volvo (publ)

Leif Johansson
President and CEO

This report has not been reviewed by AB Volvo’s auditors.

Annual general meeting

AB Volvo’s annual general meeting will be held on April 9, 2008 in Göteborg.

Report on 2007 operations

AB Volvo’s report on 2007 operations will be published February 6, 2008, and will be available at www.volvo.com.

Annual report 2007	March 2008
Report for the first quarter 2008	25 April, 2008
Report for the first six months 2008	23 July, 2008
Report for the first nine months 2008	24 October, 2008

The character of the information is such that it shall be disclosed by AB Volvo (publ) in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on October 24, 2007 at 7.30 a.m.

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Deliveries
	Third quarter			First nine months
	2007	2006	Change	2007	2006	Change
Trucks
Europe	26,391	23,316	13%	88,330	84,059	5%
Western Europe	20,476	19,709	4%	69,652	72,134	(3%)
Eastern Europe	5,915	3,607	64%	18,678	11,925	57%
North America	7,494	17,248	(57%)	22,058	52,827	(58%)
South America	3,854	3,295	17%	10,445	8,783	19%
Asia	14,160	2,431	482%	25,819	8,227	214%
Middle East	2,593	1,443	80%	7,290	5,229	39%
Other Asia	11,567	988	1,071%	18,529	2,998	518%
Other markets	5,252	2,304	128%	13,179	7,246	82%
Total Trucks	57,151	48,594	14%	159,831	161,142	(1%)

Mack Trucks
Europe	-	-	-	-	-	-
Western Europe	-	-	-	-	-	-
Eastern Europe	-	-	-	-	-	-
North America	3,252	7,334	(56%)	9,955	24,754	(60%)
South America	748	752	(1%)	2,108	2,143	(2%)
Asia	89	6	1,383%	177	73	142%
Middle East	75	6	1,150%	156	72	117%
Other Asia	14	-	-	21	1	2,000%
Other markets	443	382	16%	1,120	987	13%
Total Mack Trucks	4,532	8,474	(47%)	13,360	27,957	(52%)

Renault Trucks
Europe	14,494	13,362	8%	47,244	49,367	(4%)
Western Europe	12,458	11,772	6%	41,061	44,230	(7%)
Eastern Europe	2,036	1,590	28%	6,183	5,137	20%
North America	129	236	(45%)	363	588	(38%)
South America	309	298	4%	812	929	(13%)
Asia	685	1,016	(33%)	2,740	3,068	(11%)
Middle East	620	910	(32%)	2,470	2,764	(11%)
Other Asia	65	106	(39%)	270	304	(11%)
Other markets	1,182	1,136	4%	3,493	3,755	(7%)
Total Renault Trucks	16,799	16,048	5%	54,652	57,707	(5%)

Volvo Trucks
Europe	11,877	9,954	19%	41,066	34,692	18%
Western Europe	8,018	7,937	1%	28,591	27,904	2%
Eastern Europe	3,859	2,017	91%	12,475	6,788	84%
North America	3,602	9,678	(63%)	10,528	27,485	(62%)
South America	2,553	2,245	14%	6,965	5,711	22%
Asia	1,816	1,409	29%	6,039	5,086	19%
Middle East	962	527	83%	3,146	2,393	31%
Other Asia	854	882	(3%)	2,893	2,693	7%
Other markets	1,225	786	56%	3,622	2,504	45%
Total Volvo Trucks	21,073	24,072	(12%)	68,220	75,478	(10%)

Nissan Diesel 1)
	Third quarter			Second and third quarter
	2007	2006	Change	2007	2006	Change
Europe	20	-	-	20	-	-
Western Europe	-	-	-	-	-	-
Eastern Europe	20	-	-	20	-	-
North America	511	758	na	1,212	1,482	na
South America	244	155	na	560	291	na
Asia	11,570	16,447	na	16,863	29,175	na
Middle East	936	815	na	1,518	1,232	na
Other Asia	10,634	15,632	na	15,345	27,493	na
Other markets	2,402	1,943	na	4,944	3,901	na
Total Nissan Diesel	14,747	19,311	na	23,599	34,857	na
1) Please note that Nissan Diesel’s deliveries for the second and third quarter 2006 are not included in the Volvo Group deliveries. The figures are supplied for information purposes only.

	Third quarter			First nine months
Buses
Europe	806	724	11%	2,457	2,537	(3%)
Western Europe	751	503	49%	2,171	2,151	1%
Eastern Europe	55	221	(75%)	286	386	(26%)
North America	284	309	(8%)	1,011	1,215	(17%)
South America	267	382	(30%)	679	1,012	(33%)
Asia	498	641	(22%)	1,976	2,823	(30%)
Other markets	128	127	1%	381	309	23%
Total Buses	1,983	2,183	(9%)	6,504	7,896	(18%)